(As filed August 1, 2001)

                                                             File No. 073-00091


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed under Section 33(a) of the
            Public Utility Holding Company Act of 1935, as amended

                  Weifang Ocean Peak Heat and Power Co., Ltd.
              Ocean Chemical Hi-Tech Industrial Development Zone
                    Weifang City, Shandong Province 262737
                          People's Republic of China

               -------------------------------------------------
                      (Name of foreign utility companies)

                          Alliant Energy Corporation
                          222 West Washington Avenue
                           Madison, Wisconsin 53703
               ------------------------------------------------
                  (Name of filing company if filed on behalf
                         of a foreign utility company)

 The Commission is requested to mail copies of all communications relating to this Notification to:

           Barbara J. Swan                William T. Baker, Jr., Esq.
           EVP & General Counsel          Thelen, Reid & Priest LLP
           Alliant Energy Corporation     40 West 57th Street
           222 West Washington Avenue     New York, NY 10019
           Madison, Wisconsin 53703

ITEM 1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a brief description of the facilities used for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

                  Weifang Ocean Peak Heat and Power Co., Ltd.
              Ocean Chemical Hi-Tech Industrial Development Zone
                    Weifang City, Shandong Province 262737
                          People's Republic of China

      Alliant Energy Corporation ("Alliant Energy"), a Wisconsin corporation and a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"), as amended, acting on behalf of Weifang Ocean Peak Heat and Power Co., Ltd. ("Ocean"), hereby notifies the Securities and
Exchange Commission (the "Commission") that Ocean is, and hereby claims status as, a foreign utility company ("FUCO") within the meaning of Section 33 of the 1935 Act.

      Grandelight Holding Limited ("Grandelight") is a wholly owned subsidiary of Alliant Energy International, Inc., a wholly-owned subsidiary of Alliant Energy Resources, Inc. and an indirect wholly-owned subsidiary of Alliant Energy. Grandelight owns approximately 83% of the outstanding voting securities of Peak Pacific Investment Co., Ltd ("Peak"), a Singapore corporation engaged in the development, management and operation of power plants in the People's Republic of China ("PRC") under Sino-foreign joint venture arrangements. Peak participates in six (6) cooperative joint ventures in the PRC with PRC enterprise legal persons.1

      Peak now has entered into a Cooperative Joint Venture Agreement with Shandong Haihua Group Company Ltd ("Haihua") organized to, among other things, develop and operate co-generation steam and power or stand-alone power facilities and to enhance the economic efficiency of the generation of energy from the power plants. In the future, Peak may continue to participate in other similar joint venture enterprises in the PRC.

Peak will own an interest in the following operating joint venture:

Weifang Ocean Peak Heat and Power Co., Ltd. ("Ocean"): is a joint venture between Peak and Shandong Haihua Group Company Ltd ("Haihua"), a limited liability company established under the laws of the PRC. Peak owns 50% of the joint venture, and the remaining 50% is owned by Haihua. Ocean is a 42MW coal fired electric and steam facility in Shandong Province, PRC. Power and steam from the Ocean facility is sold to industrial offtakers within the Shandong Haihua Group.

ITEM 2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price by any such domestic associate public-utility company for its interest in the foreign utility company.

      The  following  companies,   each  of  which  is  a  direct  or  indirect
subsidiary of Alliant Energy, are domestic public-utility companies and associate companies of Ocean:

                              IES Utilities Inc.
                           Interstate Power Company
                       Wisconsin Power and Light Company
                  South Beloit Water, Gas & Electric Company
                             ATC Management, Inc.
                       American Transmission Company LLC

      At present, none of the aforementioned domestic public-utility companies has made an investment in or has any contractual relationship with Ocean.


                                   EXHIBIT A
                             State Certification.

                                 Inapplicable.


                                   SIGNATURE

      The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                          Alliant Energy Corporation


                          By:  /s/ Barbara J. Swan
                               ------------------------
                               Barbara J. Swan
                               Executive Vice President
                               and General Counsel

Date:  August 1, 2001



--------
1     See Form U-57 filed on July 30, 1999 by Alliant Energy in which it claimed "foreign utility company" status on behalf of five (5) development projects of Peak.